

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 30, 2009

Mr. E. Nikolas Tavlarios
President
Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2<sup>nd</sup> Floor
New York, New York 10171

> **Re:** **Aegean Marine Petroleum Network Inc.**
> **Registration Statement on Form F-3**
> **Filed November 5, 2009**
> **File Number 333-162916**
>
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 22, 2009**
> **Form 6-K/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed November 12, 2009**
> **File No. 001-33179**

Dear Mr. Tavlarios:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form F-3

General

1.    In your next amendment, include the forms of senior indenture and subordinated
      indenture as exhibits to the filing.

Selling Shareholders, page 11

2.    To omit selling shareholder information in the registration statement and provide
      such information later in a prospectus supplement, you must identify the initial
      offering transaction in which the securities were sold.  Refer to Rule 430B(b)(2)
      of the Securities Act.

Description of Warrants, page 17

Description of Purchase Contracts, page 26

Description of Units, page 26

3.    We note that warrants, purchase contracts, and units may be composed of third-
      party securities.  It appears that such an issuance would involve the offer and sale
      of a separate security that is not being registered.  Please explain how the
      distribution of those third-party securities will be effected in compliance with the
      registration requirements of the Securities Act.  Additionally, disclose and discuss
      any applicable  rules and regulations which would be applied to operations (for
      example, the applicability of the broker/dealer rules) under the Securities
      Exchange Act.

4.    You intend to register an offering that may consist of purchase contracts and
      units, the specific terms of which are intended to be described in a prospectus
      supplement.  Where the offered securities involve the issuance of a novel or
      complex security, we may have comments on the disclosure in the prospectus
      supplement.  In addition, the issuance of any novel or complex securities may
      represent a fundamental change to the information contained in the registration
      statement and/or a material change to the plan of distribution such that a post-
      effective amendment would be required.

5.    You state that you may issue warrants to purchase debt or equity securities or
      securities of third parties or other rights, including rights to receive payment in
      cash or securities based on the value, rate or price of one or more specified
      commodities, currencies, securities or indices, or any combination of the
      foregoing.   Please expand your disclosure to sufficiently describe all other rights

to be registered.

Exhibit 5.1

6.      Please note that each time you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

7.      Obtain and file a new opinion that makes clear that it covers each component of each security that is being offered, including any "baskets" of securities or third-party securities that are being potentially offered or sold.

8.      Ensure that the opinion extends to the laws of the states whose laws will govern the senior and subordinated debt indentures.

9.      We note that in connection with the issuance of units, you may issue one or more equity securities.   Please obtain a revised opinion which states that the equity securities to be issued as part of the units will be legally issued, fully paid, and non-assessable.

Form 20-F for the Fiscal Year Ended December 31, 2008

Protection and Indemnity Insurance, page 42

10.     We note you hold insurance coverage through a mutual protection and indemnity association, which may require you to be liable for amounts based on your claim records as well as the records of other members of the association and the International Group.  To further our understanding, please provide us with further detail as to the terms of your participation in and coverage provided by the P&I Associations.  Please identify the amounts you have recorded in your financial statements for the reporting periods included in your filing and describe your accounting policy for such amounts with reference to specific accounting literature, as appropriate.  In your response, please describe the provisions or additional liabilities you might be responsible for upon termination of your current coverage.

Consolidated Balance Sheets, page F-4

11.     Please expand your disclosure, or include as a separate schedule, to reconcile the allowance for doubtful accounts beginning and ending balances.  We refer you to the guidance at Item 17 of Form 20-F and Rule 12-09 of Regulation S-X.

<u>Consolidated Statements of Cash Flows, page F-7</u>

12.     Please provide us with a schedule that reconciles the changes in "trade payables" and "accrued and other current liabilities" per the cash flow statement for the year ended December 31, 2008 to the differences in the balances reported on your balance sheets as of December 31, 2007 and 2008.

<u>19. Income Taxes, page F-37</u>

13.     We note your income tax expense has increased significantly for the year ended December 31, 2008.  You have disclosed on page 42 that other than in Canada, you do not incur a material amount of tax in any other jurisdiction in which you operate.  Considering the acquisition of ICS during fiscal year 2008 and the significant increase to tax expense, please revise your disclosure to provide the relevant material information required by SFAS 109.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

    You may contact Suying Li at (202) 551-3335, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.  Please contact Tracey McNeil at (202) 551-3392, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

    Sincerely,


    H. Roger Schwall
    Assistant Director


cc:    Via Facsimile
        Gary J. Wolfe, Esq.
        (212) 480-8421